
May 15, 2014

By E-mail
Mr. Andy William,
  Chief Operating Officer
Accredited Business Consolidators Corp.
c/o Accredited Suppliers Nicaragua S.A.
De La Estatua de Montoya
1 Cuadra al Sur
Casa Esquinera
Apartado PA-228
Managua 10000
Nicaragua

> **Re: Accredited Business Consolidators Corp.**
> **Item 4.01 Form 8-K**
> **Filed May 9, 2014**
> **File No. 0-27182**

Dear Mr. William:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

Please amend the Item 4.01 Form 8-K in its entirety for the below comments as soon as practicable. In addition, please provide a correspondence letter that addresses each of our concerns.

1. Please expand your disclosure to specifically identify your auditor who had its registration revoked by the Public Company Accounting Oversight Board ("PCAOB"). In this regard, please disclose if true, that your auditor was Berman W. Martinez & Asociados and that the PCAOB revoked this firm's registration on May 6, 2014. In

addition please expand to disclose, as a result of the PCAOB revocation, whether Berman W. Martinez & Asociados ("Martinez" or the "former auditor") resigned, declined to stand for re-election, or was dismissed, and disclose the date thereof. Refer to Item 304(a)(1)(i) of Regulation S-K and Question 111.07 of Regulation S-K of the SEC's Compliance and Disclosure Interpretations ("C&DIs") which can be found at the SEC's website at www.sec.gov, under the section Division of Corporation Finance.

2. Please expand your disclosure to state whether the former auditor's report on the financial statements for either of the past two fiscal years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. See Item 304(a)(1)(ii) of Regulation S-K.

3. Please expand to state whether the decision to change accountants was recommended or approved by any audit or similar committee of the board of directors, or, if no such committee, the board of directors. See Item 304(a)(1)(iii) of Regulation S-K.

4. Please expand to state whether during the two most recent fiscal years and any subsequent interim period through the date of the client-auditor cessation, there were any disagreements with the former auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with the report. See Item 304(a)(1)(iv) of Regulation S-K.

5. In addition, please disclose if during the two most recent fiscal years and any subsequent interim period through the date of the client-auditor cessation, there were any reportable events pursuant to Item 304(a)(1)(v) of Regulation S-K.

6. The amended Item 4.01 Form 8-K, to be filed, should include an Exhibit 16.1 letter from the former auditor stating whether or not they agree with your disclosures. See Item 304(a)(3) of Regulation S-K. If you are unable to obtain an Exhibit 16.1 letter from the former auditor please disclose this fact in the Form 8-K. Refer to Question 214.01 of Exchange Act Form 8-K of the C&DIs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Andy William
Accredited Business Consolidators Corp.
May 15, 2014
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant